Mail Stop 6010

June 22, 2007

Mark Morrisson
Chief Executive Officer and Managing Director
Universal Biosensors, Inc.
103 Ricketts Road
Mt Waverley, 3149, Victoria
Australia

> **RE: Universal Biosensors, Inc.**
> **Amendment No. 2 to Registration Statement on Form 10**
> **Filed June 12, 2007**
> **File No. 000-52607**

Dear Mr. Morrisson:

      We have reviewed your response dated June 12, 2007 and related filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment #2 to Form 10 filed on June 12, 2007

Item 15. Financial Statements and Exhibits, page 78

Statement of Changes in Stockholders' Equity and Comprehensive Income, page F-5

1.   We reference your response to prior comment ten in our letter dated May 22, 2007. We continue to believe that you should not present a financial statement for a fiscal period in excess of twelve months. Please revise the presentation of the period from inception (September 14, 2001) to December 31, 2003 to include the period from inception through December 31, 2001, to December 31, 2002, and to December 31, 2003. Please also apply this guidance to the presentation on page F-34.

2.   As a related matter, please state, for each issuance, the date and number of shares of stock, warrants, rights, or other equity securities issued for cash and for other consideration. Refer to paragraph 12(d) of SFAS 7.

Note (3) Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-11

3.   We note the changes made in response to prior comment 11 in our letter dated May 22, 2007. Please revise to clarify that the research and development income is recorded as other operating income. We see that the income is recorded within the subtotal "operating loss" and the amounts are matched against research and development expense which is recorded as operating expense.

4.   As a related matter, please confirm to us that the amounts received under the Development and Research Agreement with LifeScan are intended for the general performance of research and development services and that the amounts are not a reimbursement of expenditures or otherwise dependent on the incurrence of specific expenditures.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3676 if you have questions. In this regard, please do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

Sincerely,

Brian Cascio
Accounting Branch Chief

cc: Monica Grand
(via fax)